

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 6, 2017

Bulent Aksu
Chief Financial Officer
Turkcell İletişim Hizmetleri A.Ş
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok
Maltepe, Istanbul, Turkey

> **Re: Turkcell İletişim Hizmetleri A.Ş**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 20, 2017**
> **File No. 001-15092**

Dear Mr. Aksu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Non-IFRS measures, page 7

1.   Please revise your reconciliations to begin with profit for the period, ensuring that the non-IFRS measures do not receive undue prominence. Please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

Notes to the Consolidated Financial Statements
3.   Significant accounting policies
iii) Standards, amendments and interpretations effective after 31 December 2016 (continued), page F-40

2.   Your disclosure states that you are currently evaluating the impact of IFRS 15 on your financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of IFRS 15 is expected to have on your financial statements, please also disclose such amounts. Please refer to IAS 8.30.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant
                                        AD Office 11 – Telecommunications